SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.     )*

Nuveen Churchill Direct Lending Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

67098R 102
(CUSIP Number)

May 7, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Kuvare Insurance Services LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
424,020

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
424,020

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
424,020

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.68%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on a total of 4,380,112 shares of Common Stock, $0.01 par value, outstanding as of May 7, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Securities and Exchange Commission on May 7, 2020.

1	NAMES OF REPORTING PERSONS Kuvare Insurance Services LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
424,020

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
424,020

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
424,020

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.68%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) Based on a total of 4,380,112 shares of Common Stock, $0.01 par value, outstanding as of May 7, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Securities and Exchange Commission on May 7, 2020.

Item 1(a).	Name of Issuer:
Nuveen Churchill Direct Lending Corp. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:
430 Park Avenue, 14th Floor
New York, NY 10022

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by:

Kuvare Insurance Services LP (“KIS”)
Kuvare Insurance Services LLC (“KIS GP”)

(each individually a “Reporting Person” and collectively the “Reporting Persons”).

KIS provides investment advisory services solely to insurance companies. KIS GP is KIS’s sole general partner.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A.  Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G and any amendment thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
	KIS:	55 W. Monroe St. - Suite 1930 Chicago, IL 60641

	KIS GP:	55 W. Monroe St. - Suite 1930 Chicago, IL 60641

Item 2(c).	Citizenship:
KIS: Delaware KIS GP: Delaware

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number: 67098R 102

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐
Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)
Amount beneficially owned:

KIS: 424,020
KIS GP: 424,020

KIS is an advisor to client accounts which directly hold, in the aggregate, all of the shares of Common Stock reported on this Schedule 13G.  KIS has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, these shares.  As the sole general partner of KIS, KIS GP may be deemed to have the power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, these shares.

Each reporting person disclaims beneficial ownership of the Common Stock reported on this Schedule 13G in excess of its pecuniary interests, if any, and this report shall not be deemed an admission that the reporting person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Act or for any other purpose.

(b)
Percent of class:

KIS: 9.68%
KIS GP: 9.68%

Such percentages are based on a total of 4,380,112 shares of Common Stock outstanding as of May 7, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Securities and Exchange Commission on May 7, 2020.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: KIS: 0 KIS GP: 0

(ii)	Shared power to vote or to direct the vote: KIS: 424,020 KIS GP: 424,020

(iii)	Sole power to dispose or to direct the disposition of: KIS: 0 KIS GP: 0

(iv)	Shared power to dispose or to direct the disposition of: KIS: 424,020 KIS GP: 424,020

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
All securities reported on this Schedule 13G are directly held by clients of KIS. The following client holds more than 5% of the class of securities: Lincoln Benefit Life Company - 6.45%

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

KUVARE INSURANCE SERVICES LP

By:	/s/ Katherine Stabler
Name: Katherine Stabler
Title: Chief Legal Officer

KUVARE INSURANCE SERVICES LLC

By:	/s/ Dhiren Jhaveri
Name: Dhiren Jhaveri
Title: Chief Executive Officer

LIST OF EXHIBITS
Exhibit No.	Description

A	Joint Filing Agreement